August 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:	County Bancorp, Inc.
Request for Acceleration of Effectiveness of Form S-4
SEC File No. 333-226357 (“Registration Statement”)

Dear Mr. Envall:

On behalf of County Bancorp, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 10:00 a.m. (Washington, D.C. time) on Friday, August 10, 2018, or as soon as practicable thereafter.

Feel free to telephone Robert Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7329 with any questions or comments.

Very truly yours,

County Bancorp, Inc.

/s/ Mark A. Miller
Mark A. Miller
Secretary